Exhibit 1

Group Secretariat
Level 25, 60 Martin Place
Sydney NSW 2000
Australia
Telephone:	(02) 8253 0390
Facsimile:	(02) 8253 1888

4 May 2006

Company Announcements

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir / Madam

Today Westpac released a Performance Update to coincide with the release of Westpac’s half year profit announcement.

This report marks a further milestone in Westpac’s determination to enhance its business sustainability by understanding and responding to stakeholder priorities, better managing social and environmental impacts and fully reporting to shareholders and other stakeholders on this non-financial performance.

A copy of the stakeholder impact report is attached and can also be viewed on Westpac’s website in the Corporate Responsibility section under the Westpac Information tab at www.westpac.com.au

Yours sincerely

Anna O’Connell

Head of Group Secretariat

Stakeholder Impact Performance Update May 2006

A message from the CEO

This Stakeholder Impact Performance Update marks a further milestone in our determination to enhance our business sustainability by understanding and responding to stakeholder priorities, better managing our social and environmental impacts and fully reporting to stakeholders on this non-financial performance.

Snapshot of recent external sustainability ratings

#1 for the banking sector globally, for the fourth year in a row.	Ranked #1 and only company to receive a AAA rating.	Top global governance rating of 10. One of only 5 to receive the top rating, 5 concecutive times.	Global 100 most sustainable company, Davos 2006.	Australia’s Sustainable Company of the Year 2005.

@ A full listing of Westpac’s external ratings can be found at the Corporate Responsibility section under the ‘Westpac Info’ tab at www.westpac.com.au

Our non-financial reporting has grown in sophistication since our first Social Impact Report in 2001. As before, we aim to fully report our social, environmental and ethical performance to our stakeholders. Starting with this update, we will now be more clearly setting out how we are managing the key non-financial drivers of performance – across human, customer, social and environmental capital and supply chain management – to drive longer-term shareholder value.

As part of this, our particular priority is to help translate our progress and value enhancement into terms the market can most readily understand.

This update also sets out: the major stakeholder issues and concerns and how we are responding; and progress against our specific 2006 objectives – as set out in our 2005 Stakeholder Impact Report.

All of this is part of our commitment to conduct our business according to three straightforward operating principles:

•                  To manage broad – taking account of interests of stakeholders beyond shareholders because this fundamentally impacts our business in terms of risk, resilience and revenue upside;

•                  To manage long – avoiding the pitfalls of short-termism and resisting market demands to maximise near-term value at the expense of future value; and

•                  To lead through strong values – ensuring we operate in a responsible and ethical way consistent with accepted community and business norms.

As always, we would appreciate your feedback on this performance update.

/s/ David Morgan
David Morgan
Chief Executive Officer

Stakeholder priorities

Westpac’s corporate responsibility and sustainability program is directly shaped by feedback gathered from our Community Consultative Council. The Council is chaired by Westpac’s CEO and comprises the leaders of organisations representing key stakeholder interests.

@ Current membership and our progress against the Council’s priority issues are included in the annual Stakeholder Impact Report and are available under the ‘Westpac info’ tab at www.westpac.com.au

Various issues and priorities were raised at the April 2006 meeting. These are summarised here, along with a snapshot of some of the things Westpac is doing in response.

Stakeholder issue	Westpac response

Workforce issues, including diversity and work / life balance.	• Women in management now at 42%, up from 14% in 1994. • Around 80% of objectives in Westpac’s Disability Discrimination Action Plan now achieved.

Education	• Over 700 employees trained as facilitators of Financial First Steps™. • Over 1180 financial literacy workshops held. • Two internal workshops developed on managing for Gen X and Y.

Postcode poverty

•     Westpac One Basic launched for pensioner concession and health care card holders providing fee-free transactional banking and a free savings account option.

•     More than 900 charities have shared over $11 million through Westpac Matching Gifts since 1999.

Ageing population	• Westpac recognised as a Champion for Mature Age Employment by the Commonwealth Government. • Recruited over 1000 mature age workers over the last three years.

Indigenous disadvantage

•     Westpac’s commitment to the Cape York program extended to 2007 – over 200 employees have participated in the program to date.

•     Westpac granted a special exemption by ASIC under the FSR Act to help remote Indigenous communities access banking services.

•     Piloting new Indigenous employment initiatives.

Climate change & environmental performance

•     Reduced greenhouse emissions by over 35% since 1996.

•     One of six companies in the Australian Business Leaders’ Roundtable on Climate Change, research released on the economic implications of reducing greenhouse emissions in Australia.

•     One of 60 companies globally included in the 2005 Carbon Disclosure Project Climate Leaders’ Index.

Sustainable products and services

•     Launched Westpac Landcare Term Deposit account, allowing our customers to support sustainable agriculture.

•     Revamped Community Solutions Package launched April 2006, providing financial solutions for the not-for-profit sector.

Supply chain	• Supplier forum held in March 2006. • Continuous improvements agreements continue to grow.

Advocacy, outreach and thought leadership

•     April 2006 Market Briefing engaged mainstream analysts and institutional investors on sustainability and broader issues of intangible value.

•     Westpac re-elected Chair of the global steering committee for the United Nations Environment Program Finance Initiative.

Human capital

As a services business, our employees play a vital part and are key to our sustainability agenda. How we treat and invest in them feeds through to our customers’ experiences. And with an ageing population and growing war for talent, attracting and retaining the best people is fundamental to our long term prospects.

We provide 12 weeks paid parental leave to our people.

Interim Report Card

EMPLOYEES

2006 Objectives	Comments	Progress

• Launch new induction program in February 2006	• Launched new induction program called the Board Game which covers our mission, vision and values and corporate responsibility program.

• Complete research into employee retention by December 2005	• Completed comprehensive interviews with all employees that left the organisation over a three month period.

• Roll-out our new leadership model – Living the Values – in 2005-06	• Launched new leadership model – Living the Values – which assesses employee performance in two ways: both what is achieved, and how it is achived, relative to Westpac’s values.

• Reduce Lost Time Injury Frequency Rate (LTIFR) by 10%	• As at March 2006, LTIFR had fallen from 5.77 in September 2005 to 5.66.	IN PROGRESS

• Launch corporate responsibility e-learning program in early 2006	• E-learning module will be rolled-out in June 2006.	IN PROGRESS

• Maintain top quartile employee commitment	• Measured annually through the Staff Perspectives Survey.	IN PROGRESS

Customer capital

Customers have always been central to our sustainability agenda because without them we have no business. When it comes to money, people want to trust who they do business with. And if we attract and retain customers with our ethical and responsibility credentials, it goes straight to the bottom-line.

Interim Report Card

CUSTOMERS

2006 Objectives	Comments	Progress

• Implement 75 Talking ATMs by the end of 2005 and 150 by the end of 2006.	• The certification of a new Windows XP based ATM operating system is now complete – a key milestone. • All new ATMs currently being installed will have audio-enabled functionality.	IN PROGRESS

• Review and report on the Ask Once Commitments, including assurance against the AA1000 Assurance Standard.	• Progress against the commitments is monitored monthly and reported to the Board on a quarterly basis. • Annual progress will be assured and reported externally in late 2006.	IN PROGRESS

• Adopt the enhanced Customer Committee structure and initiate meetings.	• Currently finalising revised Committee membership and terms of reference.	IN PROGRESS

• Grow SRI funds under management by 20% in 2006.	• Short-term growth projections are optimistic.	IN PROGRESS

• Top quartile customer satisfaction.	• Consumer customer satisfaction dropped from 71.7% in September 2005 to 71.5% in March 2006. • Business customer satisfaction dropped from 67% in September 2005 to 66% in February 2006.	IN PROGRESS

Social Capital

Westpac has been part of Australian daily life since 1817, contributing to building a stronger community. At the same time, staying close to the communities in which we operate means we benefit from their energy, innovation – and continued goodwill.

Interim Report Card

SOCIAL

2006 Objectives	Comments	Progress

• Enhance our product and service offering for the not-for-profit community sector.	• Launched the revamped Community Solutions Package in April 2006 – financial solutions designed to help the not-for-profit sector.

• Continue to provide value to our community partners utilising our networks, resources and expertise.

•     Launched the Westpac Landcare Term Deposit, allowing our customers to support Landcare and sustainable agriculture.

•     Launched a new partnership with Surf Life Saving Tasmania.

•     Business development workshops held for a further four community partners.

IN PROGRESS

• Launch electronic version of Financial First Steps™.	• Financial First Steps now available on CD-ROM.

• Host the second Trans-Tasman Indigenous forum in Australia.	• Tentatively planned for late 2006.	IN PROGRESS

• Maintain total community contributions above 1% of pre-tax profits.	• 380 charities received $1.7 million through the Westpac Matching Gifts Program this year. • Cyclone Larry donation of $1m.	IN PROGRESS

Environmental Capital

It may be outside but at Westpac we don’t view the environment as some so-called ‘externality.’ Managing our environmental footprint goes straight to the bottom-line. The bigger picture – climate change – presents some critical risks but also real business opportunities.

Interim Report Card

ENVIRONMENT

2006 Objectives	Comments	Progress

• Respond to recommendations from the review of our Environmental Management System.	• Consultancy Energetics conducted the review in conjunction with the Environmental Advisory Group. We are now working through the recommendations.	IN PROGRESS

• Continue to reduce paper consumption and increase paper recycling through the Great Paper Challenge.	• Over 151,250 people have now opted to receive their statements electronically, saving 20 tonnes of paper. In September 2006 this successful initiative will be extended to credit card customers.	IN PROGRESS

• Develop an energy efficiency strategy to target poor performing buildings.	• All corporate buildings are assessed against the Australian Building Greenhouse Rating (ABGR) standard. • Energy consumption is now reported to the Board on a quarterly basis.	IN PROGRESS

• Improve and strengthen our water consumption reporting.	• Work is underway with our new asset managers, United Group Services, to obtain water consumption data for all corporate premises.	IN PROGRESS

• Reduce our total greenhouse gas emissions by an additional 5%.	• Westpac Place, our new headquarters is designed to achieve a 4-star Australian Building Greenhouse Rating. • Ongoing paper and electricity initiatives.	IN PROGRESS

Supply Chain Management

We don’t have factories but we do have 10,000 suppliers. So by getting close to our suppliers and choosing them carefully we can have a major impact on our overall social, ethical and environmental impacts. That also gives us a chance to take both risks and costs out of the supply chain – great for the bottom-line.

Interim Report Card

SUPPLIERS

2006 Objectives	Comments	Progress

• Continue to strengthen the engagement of suppliers with forums, resources & education.	• Supplier Forum held in March 2006. • Website and associated resources have been enhanced.	IN PROGRESS

• Increase continuous improvement agreements to 75% of those deemed required, and strengthen monitoring and reporting processes against those agreements.	• Continuous improvement agreements continue to grow. • Reporting and staff resources have been improved to ensure closer monitoring.	IN PROGRESS

• Expand into the New Zealand supply chain, working with Westpac New Zealand to assess their key suppliers.	• Sustainable supply chain management launched in NZ, with most key suppliers assessed.

• Formalise training and assessment in sustainability in the supply chain through Westpac’s induction training and Learning Management System.	• Learning modules launched for the Sourcing Team with all staff progressing well towards full completion by June 2006.	IN PROGRESS

• To ensure top 100 suppliers are screened at all times for their social, ethical and environmental performance.	• Currently maintain screening coverage of approximately 80% of top 100 suppliers.	IN PROGRESS

Extended Performance Scorecard

The information contained within this performance update has not been subject to audit or assurance. Final performance figures and commentary will be published in Westpac’s annual Stakeholder Impact Report, which is subject to external audit and assurance against the AA1000 Assurance Standard.

@ For more information, please contact us at corporateresponsibility@westpac.com.au

Human Capital

Strategic Objectives:

• Positively impact the employee component of the Service-Value Chain

• Improve retention and commitment

• Improve employee attraction

• Reduce workplace costs

Indicator	2002	2003	2004	2005	Trend
Employee turnover (total)	19%	16%	17%	16%
Employee commitment (% employees reporting a positive score)	65%	65%	68%	69%
Lost Time Injury Frequency Rate (Injuries per one million hours worked)	12	7	7	6

Customer Capital

Strategic Objectives:

• Positively impact the employee component of the Service-Value Chain

• Improve retention and loyalty

• Improve customer experience

• Increase share of wallet

Indicator	2002	2003	2004	2005		Trend
Customer satisfaction (Aust) – Consumer Source: Roy Morgan	64%	66%	69%	72	%^
Customer satisfaction (Aust) – Business Source: TNS	58%	60%	64%	67	%^
Lead Bank (Aust) – Institutional Bank (Index Score)	40	42	44	47
Customer satisfaction (NZ) – Consumer Source: ACNielsen	50%^	53%^	55%^	58	%^
Complaints resolution rates – Average (% complaints resolved within 5 days)	75%	78%	81%	83%

Social & Environmental Capital

Strategic Objectives:

• Improve social licence to operate

• Improve operational efficiency

• Reduce regulatory and operational costs

• Improve reputational capital

Indicator	2002	2003	2004	2005	Trend
Community contributions (Aust $m)	$30m	$37m	$42m	$44m
Greenhouse gas emissions (Equivalent tonnes of CO2 emissions)	138,000	137,200	136,400	124,500
Paper consumption (Sheets/person)	12,000	9,300	9,500	10,100

^ Year to 31 December